UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JULY, 2013

Commission File Number: 000-33299

DORATO RESOURCES INC.
(Translation of registrant's name into English)

2300 - 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Meeting dated July 4, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DORATO RESOURCES INC.
(Registrant)

Date: July 5, 2013	By:	/s/ Anton J. Drescher
Anton J. Drescher
	Title:	Chief Financial Officer